

January 27, 2023

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People's Republic of China

> **Re: YXT.COM Group Holding Limited**
> **Amendment No. 5 to Draft Registration Statement on Form F-1**
> **Submitted January 10, 2023**
> **CIK No. 0001872090**

Dear Pun Leung Liu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2022 letter.

Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted January 10, 2023

VIE Consolidating Schedule (Unaudited), page 25

1. We note your revised disclosure and response to prior comment 1. Please further revise footnote (3) to the tables on pages 25 and 26 to remove the reference to "primary beneficiaries of VIEs" as this line represents only eliminations between the company and other subsidiaries. Also, please explain what is reflected in the amounts in the VIE column on page 26 in the line item "investments in the Group's entities'." In this regard, it appears this amount should be zero in the VIE column.

Management

Compensation of Directors and Executive Officers, page 199

2.   Please update to include executive compensation disclosure for the fiscal year ended December 31, 2022.

General

3.   Please update your financial statements in accordance with Item 8.A.4 of Form 20-F, or include the representations noted in Instruction 2 thereto as an exhibit to your registration statement.

4.   In your response to prior comment 4 you declined to provide the requested calculation and analysis under Section 3(a)(1)(C) of the 1940 Act on the grounds that the company intends to rely on Rule 3a-8. We reissue our request for a comprehensive analysis of the company's status under Section 3(a)(1)(C) (including the detailed statutory calculation), as this is fundamental to the staff's general assessment of the company's investment company status and could become critically important if it is found that the company is unable to rely on Rule 3a-8.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Li He